                                                   UNITED STATES
                                        SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549
                                                    FORM 12b-25

                              [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q

For Period Ended: March 31, 2006                                                      SEC FILE NUMBER 000-49838
                                                                                      CUSIP NUMBER 147585103
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-KSB

Part I - Registrant Information

         Full Name of Registrant                        Ouvo, Inc.

         Former Name if Applicable                      N/A

         Address of Principal Executive Office:

                   1403 East 900 South
                   Salt Lake City, Utah 84105

Part II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed.  (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c)      The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

         State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

         The Company is in the process of reviewing its quarterly financial statements with its independent auditors.  As a result of this process, the Company's management has been delayed in its efforts to provide the information that is required to be disclosed in its 10-QSB.  Consequently, the Company may not be able to file its Form 10-QSB on time without unreasonable effort or expense.

Part IV - Other Information

         (1)      Name and telephone number of person to contact in regard to this notification.

                           Kent Carasquero      Chief Executive Officer           (604) 725-4160
                           (Name)                                     (Title)                    (Telephone
Number)

         (2)      Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange
Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

         Form 10-KSB for the period ended December 31, 2005

                                                                                        (  ) Yes (X) No

         (3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                                        ( ) Yes   (X) No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                        N/A

                                                    Ouvo, Inc.
                                   (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date: May 12, 2006                                                     By: /s/ Kent Carasquero

      Name: Kent Carasquero

                                                                                     Title: Chief Executive Officer